

December 20, 2012

<u>Via E-mail</u>
Mr. Suketu Upadhyay
Acting Chief Financial Officer, Senior Vice President and Controller
Becton, Dickinson and Company
One Becton Drive
Franklin Lakes, New Jersey 07417

     Re: Becton, Dickinson and Company
              Form 10-K for the fiscal year ended September 30, 2012
              Filed November 21, 2012
              Form 8-K dated November 7, 2012
              Filed November 7, 2012
              File No. 001-04802

Dear Mr. Upadhyay:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Note 8. Benefit Plans, page 61</u>

1.   With respect to your plan amendment during the first quarter of fiscal 2012, please tell us in more detail about the nature of your defined benefit cash balance pension plan and how this plan differs from your traditional pension plan. Discuss how you determined the impact of this change on your net pension costs

in fiscal year 2012. Discuss the extent to which any impact was cash vs. non-cash.

Form 8-K dated November 7, 2012

Exhibit 99.1

2.   Please explain why you included supplemental income statement information for fiscal 2012, 2011 and 2010 related to the discontinued operations of Discovery Labware. We note that the columns are labeled pro forma, amounts reclassified to discontinued operations and from continuing operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant